DC



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINAN





05002245

January 17, 2005

Cary J. Meer
Kirkpatrick & Lockhart LLP
1800 Massachusetts Avenue, NW
Suite 200
Washington, DC 20036-1221

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1/17/2005

Re: AmSouth Bancorporation
Incoming letter dated December 21, 2004

Dear Ms. Meer:

This is in response to your letter dated December 21, 2004 concerning the shareholder proposal submitted to AmSouth by Elton W. Shepherd. We also have received a letter from the proponent dated December 28, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Elton W. Shepherd
720 Buff Drive N.E.
Atlanta, GA 30342

3133

Kirkpatrick & Lockhart LLP

1800 Massachusetts Avenue, NW
Suite 200
Washington, DC 20036-1221
202.778.9000
www.kl.com

December 21, 2004

Cary J. Meer
(202) 778-9107
cmeer@kl.com
(202) 778-9100 - Fax

BY HAND DELIVERY

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: AmSouth Bancorporation—Omission of Shareholder Proposal

Ladies and Gentlemen:

We are counsel for AmSouth Bancorporation ("AmSouth") in connection with a shareholder proposal ("Proposal") submitted by Elton W. Shepherd ("Proponent") for inclusion in AmSouth's proxy materials for its 2005 annual meeting of shareholders ("2005 Annual Meeting"). (A copy of the Proposal and the statement in support thereof ("Supporting Statement") is attached as Exhibit A.)

Proponent's Proposal is nearly identical to a proposal he submitted in connection with AmSouth's 2004 annual meeting of shareholders (the "2004 Proposal"). AmSouth challenged the 2004 Proposal before the Division of Corporation Finance ("Division") of the Securities and Exchange Commission ("SEC"). The Division issued a letter dated February 4, 2004 ("AmSouth No-Action Letter") to AmSouth stating that the SEC staff ("Staff") would not recommend any enforcement action if AmSouth were to omit Proponent's 2004 Proposal and supporting statement from AmSouth's 2004 proxy materials. (A copy of the AmSouth No-Action Letter is attached as Exhibit B.) In particular, the Division stated that:

> There appears to be some basis for your view that AmSouth may exclude the proposal under Rule 14a-8(i)(7), as relating to ordinary business operations (i.e. general compensation matters).

Despite the AmSouth No-Action Letter, and despite being the subject of at least three other no-action letters resulting in substantial modifications to his proposals, Proponent has submitted a Proposal that contains the *exact same violation* of the federal proxy rules that was cited in the AmSouth No-Action Letter, among other violations. Moreover, Proponent's Supporting Statement again contains numerous materially false and misleading statements and statements that impugn the character, integrity and reputation of AmSouth and its executive officers, as well as make other false allegations regarding AmSouth's conduct. (Attached as Exhibit C is a redlined document comparing Proponent's Proposal and Supporting Statement to the Proponent's 2004 Proposal and statement in support thereof.)

Consequently, we respectfully request that the Division follow the precedent established in the AmSouth No-Action Letter and advise AmSouth that it will not recommend any enforcement action to the SEC if AmSouth omits the Proposal and the Supporting Statement from its proxy materials.

I. Background About Proponent

Proponent is no stranger to the proxy process.

Proponent's Proposal marks the fourth consecutive year that Proponent has submitted a shareholder proposal to AmSouth. AmSouth has challenged each of these proposals before the Division. As noted earlier, AmSouth excluded the 2004 Proposal in reliance on the AmSouth No-Action Letter. The two previous years, AmSouth included Proponent's proposals but, in each case, the Staff permitted AmSouth to exclude large portions of the supporting statements to such proposals. (These two no-action letters are attached as Exhibit D and Exhibit E.)

Proponent has also submitted another shareholder proposal that was the subject of an SEC no-action letter[1] and taken other actions that arguably violate the federal proxy rules.[2]

II. Background About AmSouth's Performance Incentive Plan

As in prior years, the focus of Proponent's scrutiny is AmSouth's 1997 Performance Incentive Plan ("PIP"). AmSouth respectfully refers the Division to

---

[1] In 2003, The Coca-Cola Corporation ("Coca-Cola") challenged Proponent's shareholder proposal to Coca-Cola. Proponent's shareholder proposal to Coca-Cola also related to executive compensation and restricted stock programs and contained much of the same wording as Proponent's proposals to AmSouth. In a letter to Coca-Cola dated January 22, 2003, the Staff granted no-action relief with respect to a significant portion of Proponent's supporting statement.

[2] Proponent mailed a letter in March 2003 to some of AmSouth's largest institutional shareholders repeating many of the same materially false and misleading statements that the Division permitted AmSouth to omit from its 2003 proxy materials. Later in 2003, at AmSouth's 2003 annual meeting, Proponent claimed that the SEC "approved" his proposal and that "[o]ne does not receive SEC approval unless all elements of the proposal are completely accurate." Further, Proponent orally made several materially false and misleading statements at AmSouth's 2003 Annual Meeting that were similar to those that the Division permitted AmSouth to delete, including an allegation that AmSouth "used its loan loss provision" to achieve certain performance targets. Proponent's infractions at AmSouth's 2003 annual meeting were viewed by AmSouth as severe enough to prompt correspondence between AmSouth and Alan Beller, Director of the Division, and between AmSouth and the Division's Office of Mergers and Acquisitions regarding possible enforcement action.

AmSouth's letter to the Division dated December 22, 2003 (which is attached as Exhibit F) in respect of Proponent's 2004 Proposal for a detailed recitation of the background of the PIP.

In brief, the PIP was a board- and shareholder-approved executive compensation plan whose objective was to optimize AmSouth's profitability and growth by linking the interests of the participants in the PIP, consisting of AmSouth's Management Committee, with the interests of AmSouth's shareholders. Specifically, the PIP permitted cash awards of varying sizes to PIP participants depending on AmSouth's earnings per share and return on equity between 1997 and the end of 1999. The AmSouth executives who were eligible to receive payments under the PIP were required to forego annual stock options and restricted stock grants during the term of the PIP.

The PIP was implemented in conjunction with AmSouth's 1996 Long Term Incentive Compensation Plan ("1996 LTIP"), which was approved by AmSouth's shareholders in 1996. The 1996 LTIP is an executive compensation plan pursuant to which key officers or employees of AmSouth may be awarded stock options and/or restricted stock in certain circumstances.

As of the date of this letter, the PIP has been completed and fully implemented for nearly five years. The final cash payments under the PIP were made in February 2000 and all restricted shares granted in connection with the PIP vested in January 2000. No future grants will be made under the PIP.

III. The Proposal Violates Federal Proxy Rules

Proponent's Proposal reads as follows:

> ***Resolved That Shareowners Urge AmSouth's Board That A Significant Percentage Of Future Awards Of Restricted Stock . . .*** Are performance based; Are tied to company specific performance metrics, performance targets and timeframes clearly communicated to shareowners; And, can not be prematurely released or substantially altered ***without shareowner approval***. [Emphasis in original.]

Proponent's Proposal should be omitted because it relates to AmSouth's ordinary business operations, is impermissibly vague and has already substantially been implemented. Each of these grounds for omission is discussed separately below.

A. The Proposal violates Rule 14a-8(i)(7) because it relates to AmSouth's ordinary business operations.

In the AmSouth No-Action Letter, the Staff permitted AmSouth to omit a nearly *identical proposal* submitted by Proponent on the grounds that such proposal related to AmSouth's general business issues. AmSouth respectfully submits that the analysis with respect to Proponent's instant Proposal should be no different.

Rule 14a-8(i)(7) under the Securities Exchange Act of 1934, as amended ("Exchange Act") permits a company to exclude a shareholder proposal that relates to the company's "ordinary business operations."

The SEC has described the term "ordinary business" as "rooted in the corporate law concept providing management with flexibility in directing certain core matters involving the company's business and operations."[3] The SEC has stated that there are two central considerations underlying the "ordinary business" exclusion. First, that certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Second, that a shareholder proposal should not seek to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment.[4]

Employee compensation is an important but nonetheless routine business matter. This power is necessarily entrusted to corporate management who has the knowledge of competitive conditions, employee incentives and other expertise to determine appropriate compensation terms. Accordingly, it has been the Staff's long-standing position that shareholder proposals relating to "general compensation issues" relating to the company's employees may be omitted from proxy materials as relating to ordinary business operations.

In addition to the AmSouth No-Action Letter, the Staff has, in recent years, permitted a number of other companies to omit shareholder proposals that are substantially similar to Proponent's Proposal on the basis that these proposals relate to general business issues.

In 2004, the Staff permitted Woodward Governor Company ("Woodward") to omit a proposal under Rule 14a-8(i)(7) asking that Woodward implement a policy to remove "all stock option programs."[5]

In 2002, the Staff permitted Sempra Energy ("Sempra") to omit a proposal under Rule 14a-8(i)(7) asking that stock options and/or stock derivatives to Sempra

---

3 SEC Rel. No. 34-40018 (May 21, 1998).

4 *Id.*

5 Woodward Governor Company, SEC No-Action Letter (pub. rel. September 29, 2004).

employees only be issued if there were certain limits on the overall amount and exercise price of the options and/or derivatives and if there were prohibitions on reissuance and post-issuance amendment of terms.[6]

In 2001, the Staff permitted E.I. duPont de Nemours and Company ("Dupont") to omit a shareholder proposal that requested that "no one" be given a bonus at a particular Dupont site unless all other employees at the site also receive a bonus. The Staff permitted Dupont to exclude the proposal on the basis that the proposal covered all company employees and not just senior executives, and thus was a "general compensation issue" inappropriate for shareholder scrutiny.[7]

In 2001, ConAgra Foods, Inc. ("ConAgra") sought to exclude a shareholder proposal requesting that ConAgra's existing general stock option plan for employees be amended to include, among other things, (i) conditions regarding exercise price and vesting and (ii) a prohibition on acceleration. ConAgra argued that the proposal should be omitted under Rule 14a-8(i)(7) because it "applies to the Company's employees generally and is not limited to executive officers."[8] The Staff agreed and granted ConAgra no-action assurance.

Proponent's Proposal clearly falls within the scope of the AmSouth No-Action Letter and previous Staff no-action letters permitting companies to exclude proposals relating to general compensation matters. Like Proponent's 2004 Proposal and the proposals in the Woodward, Sempra, Dupont and ConAgra letters, the Proposal applies generally to future grants of restricted stock and is not limited to any particular group of employees or to AmSouth's senior executives.

Accordingly, the Proposal should be omitted under Rule 14a-8(i)(7) because it relates to "general compensation issues" representing AmSouth's "ordinary business operations."

B. The Proposal violates Rule 14a-8(i)(3) because it is impermissibly vague.

Rule 14a-8(i)(3) allows a registrant to omit from its proxy materials a proposal that violates any of the SEC's rules and regulations. The Staff has recognized that a shareholder proposal may be excluded under Rule 14a-8(i)(3) if it is so vague and

---

[6] Sempra Energy, SEC No-Action Letter (pub. rel. December 19, 2002). The proponents in the Sempra letter filed a request for reconsideration, but the Staff found no basis for such reconsideration. Sempra Energy, SEC No-Action Letter (pub. rel. March 5, 2003).

[7] E.I. duPont de Nemours and Company, SEC No-Action Letter (pub. rel. March 15, 2001).

[8] ConAgra Foods, Inc., SEC No-Action Letter (pub. rel. June 8, 2001).

indefinite that shareholders voting on the proposal would not be able to determine with reasonable certainty exactly what actions they are being asked to vote upon.[9]

Proponent's Proposal violates Rule 14a-8(i)(3) because it is impermissibly vague. First, it is unclear what an "urge" is in this context. It is not clear whether the Proponent intends for an "urge" to be a general, non-binding statement of shareholder intent or whether Proponent intends for the Proposal to represent a binding legal obligation.

Even if a shareholder could discern what an "urge" is, it is unclear exactly what a "significant percentage" of future awards of restricted stock would be. It is uncertain whether "significant" should be measured against the practices of AmSouth's peer group of regional banks or by reference to a numerical threshold. In addition, it is unclear who would decide what is "significant."

It is similarly impossible to ascertain what Proponent means when he says that future awards be "performance based" or that specific "performance metrics" and "performance targets" be used. It is unclear whether Proponent is referring to the performance of AmSouth or one of its business units or whether Proponent is referring to a particular employee's job performance. Finally, it is unknown what difference there is between a performance "metric" and a performance "target" and who decides what they are.

It is unclear what Proponent means when he requests that these "metrics" and "targets" be "clearly communicated to the shareholders." It is not clear whether Proponent means that AmSouth must disclose this information in periodic reports to shareholders or that AmSouth may merely post this information on its website and how detailed any such disclosure would have to be. Notably, AmSouth has described and provided complete copies of its 1996 LTIP, the PIP and other executive compensation plans in its proxy materials in the year(s) for which it has been appropriate, in compliance with SEC rules and regulations. It is unclear how AmSouth would further communicate its compensation arrangements to satisfy this condition.

Finally, it is impossible to discern the meaning of the third prong of the Proposal, that grants of restricted stock "can not be prematurely released or substantially altered without shareowner approval." It is unclear whether "released" refers to each issuance of restricted stock (which would give AmSouth grounds for omitting the Proposal under Rule 14a-8(i)(7) as relating to AmSouth's ordinary business operations) or whether "released" means the premature termination of a grant of restricted stock. Further, is

---

[9] *See, e.g.*, ConAgra Foods, Inc., SEC No-Action Letter (pub. rel. July 1, 2004); American International Group, Inc., SEC No-Action Letter (pub. rel. March 21, 2002); The Coca-Cola Company, SEC No-Action Letter (pub. rel. January 30, 2002); Bangor Hydro-Electric Company, SEC No-Action Letter (pub. rel. March 13, 2000); and Philadelphia Electric Co., SEC No-Action Letter (pub. rel. July 30, 1992).

Proponent also implying that AmSouth may not materially amend any individual grant of restricted stock without shareholder approval? Or is Proponent implying that AmSouth may not amend the 1996 LTIP without shareholder approval (even though this is already required for material amendments)?[10]

Proponent's Proposal stands in sharp contrast to the far more focused (and still ultimately found impermissible) requests made by shareholders in the ConAgra and Sempra Letters, among others, and provides strong evidence that the purpose of his Proposal is not, as he claims, to effect corporate reform.[11]

C. The Proposal violates Rule 14a-8(i)(10) because it has already been substantially implemented.

Rule 14a-8(i)(10) permits a company to omit a shareholder proposal if the company has "already substantially implemented the proposal." The Staff has stated that this determination depends on whether the company's "particular policies, practices and procedures compare favorably with the guidelines of the proposal."[12]

Proponent's Proposal contains three essential requirements. It requests that a significant portion of AmSouth's future grants of restricted stock (1) be performance based, (2) be tied to specific performance "metrics" and "targets" and "timeframes" that are "clearly communicated" to shareholders and (3) not be prematurely released or substantially altered without shareholder approval.

AmSouth's current policy regarding grants of restricted stock already complies with these guidelines.

The 1996 LTIP is the instrument that gives AmSouth the ability to grant restricted stock. AmSouth's recent practice has been to grant restricted stock in two

---

[10] The listed company rules of the New York Stock Exchange ("NYSE") already require shareholder approval of material changes to the 1996 LTIP. These rules apply to AmSouth because AmSouth is listed on the NYSE.

[11] For example, the subject shareholder proposal in the ConAgra letter was that:

> The exercise price of all ConAgra Foods stock options, stock appreciation rights, restricted stock and certain stock bonuses to officers granted to company employees and directors under any stock option plan, must exceed the rate of growth of the S&P 500 Index from the date they are granted to the date which they are to vest or they will not vest. Vesting of any stock options cannot occur any sooner than one year after granting in any plan. Exercisability of options cannot be accelerated under any circumstance. The right to exercise options under any plan will expire after six years from the original grant date. Employees must remain in the employment of ConAgra and directors must continue in that capacity until the date options vest or they will be lost to that employee or director. Any shares which do not vest will not be returned to the pool of shares to be granted at some later date. Any options granted under any plan after April 24, 2001 will be governed by these changes. Exercise prices will be split adjusted if necessary. Additionally, the company must charge the value of the options against earnings on the grant date.

[12] Texaco, Inc., SEC No-Action Letter (pub. rel. March 28, 1991).

circumstances. First, restricted stock is most typically used as a retention tool for certain officers in management positions, including executive management. AmSouth also grants restricted stock to other key employees as part of their compensation if their performance exceeds certain predetermined goals. All of these employees are subject to annual performance reviews, which are used, in part, to determine whether and how much of a base salary increase and annual bonus the employee receives. This review is based on the performance of the employee and his or her business unit and, in the case of certain high-level employees, the overall performance of AmSouth against predetermined goals.

Thus, AmSouth's grants of restricted stock are, by their nature, *already performance based*. Restricted stock does not vest unless the employee survives multiple formal reviews based on the performance of the employee and the employee's business unit, and, in some cases, the overall performance of AmSouth, and is therefore still employed on the designated vesting date in a comparable or higher level position than the position held on the date the restricted stock was granted.

The second prong of Proponent's Proposal is also moot. The 1996 LTIP was approved by AmSouth's shareholders in 1996 and amendments to the 1996 LTIP were approved by AmSouth's shareholders in 2001, 2002 and 2004. In connection with these approvals, the parameters and general characteristics of the 1996 LTIP were "clearly communicated" to AmSouth's shareholders. AmSouth's 1996, 2001, 2002 and 2004 proxy statements each contained complete copies of the 1996 LTIP, and the proxy statements also contained a thorough discussion of its terms. These proxy statements (including copies of the 1996 LTIP) are publicly available.[13]

Although, as discussed above, it is impossible to discern the meaning of the third prong of the Proposal, that grants of restricted stock "can not be prematurely released or substantially altered without shareowner approval," AmSouth, in compliance with applicable law, has presented both the 1996 LTIP (on four occasions) and the PIP to shareholders for approval. In 2001, 2002 and 2004, AmSouth requested that shareholders approve amendments to the 1996 LTIP, and these amendments were overwhelmingly approved. AmSouth will continue to evaluate the 1996 LTIP and AmSouth's compensation policies and, as may be required by law or regulation, will submit any proposed amendments to AmSouth shareholders for approval.

[13] *See, e.g.*, http://www.sec.gov/Archives/edgar/data/3133/0000931763-96-000080.txt (1996 proxy statement), http://www.sec.gov/Archives/edgar/data/3133/000095016802000377/ddef14a.htm (2002 proxy statement) and http://www.sec.gov/Archives/edgar/data/3133/000119312504041811/ddef14a.htm (2004 proxy statement).

Thus, even if Proponent's Proposal did not infringe on AmSouth's ordinary business operations, and even if Proponent's Proposal were not impermissibly vague, the Proposal should still be excluded, as it is moot.

IV. The Supporting Statement is False and Misleading

For the fourth consecutive year, Proponent has included a Supporting Statement that contains assertions that violate Rule 14a-8(i)(3) of the Exchange Act.

Rule 14a-8(i)(3) allows a registrant to omit from its proxy materials a proposal that violates any of the SEC's rules and regulations, including Rule 14a-9, which prohibits materially false and misleading statements in proxy solicitation materials. In particular, Rule 14a-9 provides that no solicitation shall be made which is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading. In addition, the Staff has found that unfounded assertions and inflammatory rhetoric representing a proponent's unsubstantiated personal opinion are contrary to Rule 14a-9 and consequently excludable from proxy materials pursuant to Rule 14a-8(i)(3).[14]

In Staff Legal Bulletin No. 14B ("SLB 14B"), the Staff recently provided additional guidance with respect to the application of Rule 14a-8(i)(3) to supporting statements.[15] The Staff stated that requests for exclusion under Rule 14a-8(i)(3) would only be appropriate under certain circumstances, including circumstances where a supporting statement (or portion thereof):

- is materially false or misleading; or
- contains statements that directly or indirectly impugn the character, integrity or personal reputation, or directly or indirectly make charges concerning improper, illegal or immoral conduct or association, without factual foundation.

AmSouth respectfully submits that large portions of Proponent's Supporting Statement fall into one or both of the categories above and thus should be excluded under Rule 14a-8(i)(3). Each of the materially false and misleading statements in the Supporting Statement is discussed below, in the order in which it appears:

---

[14] *See, e.g.*, SI Handling Systems, Inc., SEC No-Action Letter (pub. rel. May 5, 2000).

[15] Staff Legal Bulletin No. 14B (September 15, 2004).

"***Restricted Stock . . .*** Is Free;" [Emphasis in original.]

The use of the word "free" in connection with the restricted shares given to the PIP participants as part of the PIP is materially false and misleading because the restricted stock was not "free" at all.

The PIP was part of the compensation program for members of AmSouth's Management Committee in recognition of the services they provided and would continue to provide to AmSouth during the term of the award. The PIP participants provided consideration in that they had to remain employed with AmSouth during the entire length of the PIP award term to be eligible to earn the maximum cash awards under the PIP, ensuring that the participants would not be fully compensated under the PIP unless they provided continuous service to AmSouth.

"**CEO Ritter's PIP Award Was Derived From A Special 1997-1999 Performance Incentive Program (PIP) Which Involved Restricted Stock.** Ritter purchased 45,000 AmSouth shares for $2,200,000. Concurrently, Ritter received 45,000 free restricted shares, also valued at $2,200,000. Later, Ritter received a $6,239,000 payout, a +184% return on his $2,200,000 investment . . . ***plus $2,544,000 to pay taxes.*** And, Ritter still retained 45,000 ***free*** restricted shares." [Emphasis in original.]

The use of the word "free" in connection with the restricted shares given to the PIP participants as part of the PIP is materially false and misleading for the reasons set forth above.

Proponent's use of the term "investment" in this statement is materially false and misleading. The PIP was an executive compensation plan and a contractual arrangement (part of the consideration of which was the PIP participant's continued employment with AmSouth), not an "investment," which, by conventional meaning, refers to a passive outlay of money for profit or income.

"***A Condition of the PIP Was That Participants Would Forego Annual Grants of Restricted Stock and Stock Options.*** However, during the PIP, CEO Ritter received $2,468,000 in free restricted stock and 400,000 options." [Emphasis in original.]

This statement implies that AmSouth violated its own plan and improperly awarded restricted stock and options to C. Dowd Ritter, the Chairman of AmSouth's Board and AmSouth's Chief Executive Officer. As clearly disclosed in AmSouth's 1997 proxy statement and as Proponent is well aware (and in fact states), a condition of the PIP was that the PIP participants would forego *annual* grants of stock options and restricted stock during the term of the PIP. No *annual* grants of restricted stock or options were made to PIP participants between 1997 and 1999. In 1999, certain officers were given special grants of options (and, in the case of Mr. Ritter, options and restricted stock) in connection with AmSouth's merger with First American Corp., which is wholly consistent with the terms of the PIP and with the disclosure about the PIP in AmSouth's 1997 proxy statement. Thus, Proponent's statement constitutes an improper attack on AmSouth's management without factual foundation, in violation of SLB 14B.

"***Adjustments to AmSouth's Loan Loss Reserve Influenced PIP Results.*** A Loan Loss Reserve is an accounting reserve for potential uncollectible loans. Prior to the PIP, in 1996, AmSouth increased its Loan Loss Reserve. During the PIP, AmSouth reduced its Loan Loss Reserve."

The Net Effect of These Accounting Adjustments Was That 18% Of AmSouth's PIP Earnings Per Share Growth Target Was Derived From The Loan Loss Reserve.

Loan Loss Provision 12-31-96	$65,171,000
Minus Loan Loss Reserve 12-31-99	$43,888,000
Income From Reduction in Loan Loss Provision	$21,283,000
Shares Outstanding 12-31-99	178,158,000
EPS From Reduction In Loan Loss Reserve	$0.12
PIP EPS Growth Target	$0.67
% Contribution To PIP EPS Growth Target From Reduction In Loan Loss Reserve	18%

Achievement Of The EPS Target Triggered $20,000,000 In PIP Payments To AmSouth Executives. " [Emphasis in original.]

In 2003, the Division specifically permitted AmSouth to omit language in Proponent's supporting statement that is *almost identical* to the language above. In 2004, the Staff permitted AmSouth to omit Proponent's entire proposal and supporting statement. Yet, Proponent has repeated these statements again, seemingly showing a complete disregard for the Division's judgment in this matter.

This portion of the Supporting Statement makes indirect and false assertions that AmSouth has engaged in some type of improper (and illegal) manipulation of its accounting policies with the intent of awarding PIP payments to its executives. Proponent's clear implication is that AmSouth increased its loan loss reserve just before the beginning of the PIP performance period to be able to decrease its loan loss reserve just before the end of the period, and thereby inflate results and, thus, cash awards under the PIP. As AmSouth has demonstrated previously, this allegation is completely false, without merit or factual foundation and should therefore be omitted in its entirety.

AmSouth did increase its provision for loan losses by 62 percent from 1995 to 1996 (from $40,139,000 to $65,171,000). However, Proponent again fails to note (although he has been informed of such fact) that AmSouth's 1996 net charge-offs against the reserve increased by an even greater amount when compared to 1995 (from $34,608,000 to $64,573,000). Thus, the 1996 reserve balance only increased by $598,000.

AmSouth's decision to increase its loan loss provision had nothing to do with the PIP and was instead based on AmSouth's assessment of the risk profile of AmSouth's loan portfolio. As part of this assessment, AmSouth considered the fact that charge-offs in 1996 were 87 percent higher than in the prior year.

If AmSouth had been allocating loan losses in an effort to increase earnings through future reversals, the provision for loan losses would have been expected to decline significantly in future years. However, the provision for loan losses increased from 1996 to 1997 and, although it declined in 1998, the provision for loan losses was still significantly higher in 1998 than in 1995. Proponent also fails to take into account the fact that, although the loan loss provision increased dramatically from 1995 to 1996, the ratio of the allowance for loan losses to loans net of unearned income actually declined from 1.52% in 1995 to 1.48% in 1996.[16] If, as Proponent asserts, AmSouth was improperly increasing its loan loss reserves in an effort to reduce earnings prior to the PIP and increase earnings during the 1997-1999 period, the ratio of allowance for loan losses to loans net of unearned income would be expected to increase between 1995 and 1996, not decrease.

Proponent's suggestion that AmSouth's adjustments to its loan loss reserve were improper is yet another willful misrepresentation designed solely to impugn the character, integrity and personal reputation of AmSouth and its officers.

"***In Congressional Testimony In July 2002, Fed Chairman Greenspan Described Some Corporate Conduct As 'Infectious Greed.'*** I believe 'infectious greed' describes AmSouth's compensation program." [Emphasis in original.]

In this statement, Proponent flagrantly impugns the character, integrity and personal reputation of AmSouth and its officers. Such personal attacks are

[16] *See* AmSouth 1998 Annual Report (at http://www.sec.gov/Archives/edgar/data/3133/0000931763-99-000961.txt).

inappropriate for shareholder communications and again show that Proponent's intention is not to inform but to inflame.

* * * * *

The federal proxy rules, in the aggregate, create a powerful mechanism for shareholder communication. All participants in the proxy process, whether companies like AmSouth or shareholders like Proponent, have a duty to act honestly and fairly when they communicate with shareholders.

In 2002, 2003 and 2004, the Division issued three no-action letters to AmSouth (and another no-action letter to Coca-Cola) in respect of shareholder proposals submitted by Proponent. In the aggregate, these letters sent a strong message to Proponent that his flagrant violations of the federal proxy rules would not be permitted.

Yet, instead of revising his Proposal in compliance with the Division's guidance, Proponent has submitted a Proposal and Supporting Statement that contain the same violations as prior years. Proponent's Proposal is identical in all material respects to a proposal that the Staff permitted AmSouth to exclude in its entirety less than a year ago. Proponent's Supporting Statement, which rehashes materially false and misleading arguments about a shareholder-approved compensation plan that has been implemented for nearly five years, is very similar to three earlier supporting statements, large portions of which the Staff permitted AmSouth to exclude.

Proponent's true objectives are unclear, but Proponent's pattern of conduct clearly demonstrates that his objectives, whatever they may be, have little to do with corporate reform. Instead, the most significant legacy of Proponent's multiple violations of the federal proxy rules is the needless expenditure of the Division's and AmSouth's limited resources, which is ironic considering that the ostensible focus of Proponent's proposals has been fiscal responsibility.

Accordingly, AmSouth respectfully requests that the Division not allow Proponent's abuse of the proxy process to continue and requests the concurrence of the Division that it will not recommend enforcement action to the SEC if AmSouth omits the Proposal and the Supporting Statement in their entirety. Alternatively, AmSouth requests the concurrence of the Division that Proponent should amend the Proposal and the Supporting Statement to delete statements or proposals that violate federal proxy rules or, at the minimum, amend these statements or proposals to comply with such proxy rules.

As required by Rule 14a-8(j), six copies of this letter and all exhibits are enclosed. A copy of this letter and all exhibits is also being provided to Proponent. As further required by Rule 14a-8(j), AmSouth is filing this letter no later than 80 calendar days before AmSouth expects to file its definitive proxy materials with the SEC.

Please acknowledge receipt of this submission by stamping the enclosed copy of this letter and returning it to the waiting messenger.

If you have any questions concerning this request, please do not hesitate to call the undersigned at 202-778-9107.

Sincerely,



Cary J. Meer

Enclosures

2005 AmSouth Shareowner Proposal - November 5, 2004

On June 11, 2004, The Wall Street Journal Attributed This Quote To Warren Buffett . . .

"there has been more misdirected compensation in corporate America in the last 5 years than in the 100 years before that."

From 1999-2003, CEO Ritter Received $29,000,000 More Than Warren Buffett.

CEO	Base	Bonus	Restricted Stock	PIP Award	Total	Weekly Pay
Ritter	$4,612,000	$8,386,000	$7,915,000	$8,782,000	$29,695,000	$114,000
Buffett	$ 500,000	$ 0	$ 0	$ 0	$ 500,000	$ 2,000

Ritter also received 3,156,000 stock options.

While CEO Ritter Received $114,000 Weekly, AmSouth's Stock Price Underperformed Its Peer Competitors By 33%.

	$100 Investment - Stock Price Appreciation Plus Dividends		
	12-31-98	12-31-03	Return
AmSouth	$ 100	$ 100	0%
S & P 500 Bank Index	$ 100	$ 133	+ 33%

AmSouth's stock peaked at $34 in 1999.

Restricted Stock . . .

Is Free;

Includes dividends and voting rights;

Dilutes the ownership interest of common shareowners;

And, guarantees recipients a profit, even if AmSouth's stock price decreases.

CEO Ritter's PIP Award Was Derived From A Special 1997-1999 Performance Incentive Program (PIP) Which Involved Restricted Stock.

Ritter purchased 45,000 AmSouth shares for $2,200,000.

Concurrently, Ritter received 45,000 free restricted shares, also valued at $2,200,000.

Later, Ritter received a $6,239,000 PIP payout, a +184% return on his $2,200,000 investment . . . ***plus $2,544,000 to pay taxes.***

And, Ritter still retained 45,000 ***free*** restricted shares.

A Condition Of The PIP Was That Participants Would Forego Annual Grants Of Restricted Stock And Stock Options.

However, during the PIP, CEO Ritter received $2,468,000 in free restricted stock and 400,000 options.

Adjustments To AmSouth's Loan Loss Reserve Influenced PIP Results.

A Loan Loss Reserve is an accounting reserve for potential uncollectable loans.

Prior to the PIP, in 1996, AmSouth increased its Loan Loss Reserve.

During the PIP, AmSouth reduced its Loan Loss Reserve.

The Net Effect Of These Accounting Adjustments Was That 18% Of AmSouth's PIP Earnings Per Share Growth Target Was Derived From The Loan Loss Reserve.

Loan Loss Reserve 12-31-96	$65,171,000
Minus Loan Loss Reserve 12-31-99	$43,888,000
Income From Reduction In Loan Loss Reserve	$21,283,000
Shares Outstanding 12-31-99	178,158,000
EPS From Reduction In Loan Loss Reserve	$0.12
PIP EPS Growth Target	$0.67
% Contribution To PIP EPS Growth Target From Reduction In Loan Loss Reserve	18%

Achievement Of The EPS Target Triggered $20,000,000 In PIP Payments To AmSouth Executives.

AmSouth assured me that its Loan Loss Reserve had no material effect on PIP payouts.

I respectfully disagree.

In Congressional Testimony In July 2002, Fed Chairman Greenspan Described Some Corporate Conduct As "Infectious Greed."

I believe "infectious greed" describes AmSouth's compensation program.

Last Year CalPERS, A Prominent Corporate Governance Advocate And Institutional Investor, Voted Against An Amendment To AmSouth's 1996 Long Term Incentive Compensation Plan Citing This Reason . . .

"The plan does not contain a significant portion of performance based components."

Resolved That Shareowners Urge AmSouth's Board That A Significant Percentage Of Future Awards Of Restricted Stock . . .

Are performance based;

Are tied to company specific performance metrics, performance targets and timeframes clearly communicated to shareowners;

And, can not be prematurely released or substantially altered ***without shareowner approval.***

Securities Exchange Act of 1934 -- Rule 14a-8(i)(7)

February 4, 2004

AmSouth Bancorporation

TOTAL NUMBER OF LETTERS: 4

SEC-REPLY-1: SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 4, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: AmSouth Bancorporation
Incoming letter dated December 22, 2003

The proposal requests that a significant percentage of future awards of restricted stock be tied to specific performance metrics and, further, that performance targets and timeframes be clearly communicated to shareholders. In addition, the proposal requests that future awards of restricted stock not be prematurely released or substantially altered without shareholder approval.

There appears to be some basis for your view that AmSouth may exclude the proposal under rule 14a-8(i)(7), as relating to ordinary business operations (i.e. general compensation matters). Accordingly, we will not recommend enforcement action to the Commission if AmSouth omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which AmSouth relies.

Sincerely,

Song P. Brandon
Attorney-Adviser

INQUIRY-1: Kirkpatrick & Lockhart LLP
1800 Massachusetts Avenue, NW
Suite 200
Washington, DC 20036-1221
202.778.9000
202.778.9100 Fax
www.kl.com

(202) 778-9107
CMEER@KL.COM
(202) 778-9100 – Fax

~~2004~~2005 AmSouth Shareowner Proposal – November ~~7, 2003~~5, 2004

~~At The 2003 Berkshire-Hathaway Shareowners Meeting, CEO Warren Buffett, A Member Of The Commission On Public Trust & Private Enterprise, Said . . .~~
On June 11, 2004, The Wall Street Journal Attributed This Quote To Warren Buffett . . .

"there has been more misdirected compensation in corporate America in the last 5 years than in the ~~previous 100.~~100 years before that."

From ~~1998-2002, AmSouth Paid~~1999-2003, CEO Ritter ~~$28,000,000~~Received $29,000,000 More Than Warren Buffett.

CEO	Base	Bonus	Restricted Stock	PIP Award	Total	Weekly Pay
Ritter	$~~4,317,000~~4,612,000	$~~7,613,000~~ 8,386,000	$7,915,000	$8,782,000	$~~28,627,000~~ 29,695,000	$~~110,000~~ 114,000
Buffett	$ 500,000	$ 0	$ 0	$ 0	$ 500,000	$ 2,000

CEO Ritter also received ~~2,554,000 AmSouth~~3,156,000 stock options.

While CEO Ritter Received $~~110,000~~114,000 Weekly, AmSouth's Stock Price ~~Decreased~~Underperformed Its Peer Competitors By 33%.

	$100 Investment – Stock Price Appreciation Plus Dividends		
	12-31-~~97~~98	12-31-~~02~~03	Return
AmSouth	$ 100	$ ~~97~~ 100	~~– 3~~ 0%
~~KBW~~S&P 500 Bank Index	$ 100	$ ~~112~~133	+ ~~12~~33%

AmSouth's stock peaked at $34 in 1999.

Restricted Stock . . .

Is Free~~.~~;

~~CEO Ritter receives~~Includes dividends ~~on his *free* restricted shares~~ and voting rights;

Dilutes the ownership interest of common shareowners;

And, guarantees recipients a profit, even if AmSouth's stock price decreases.

CEO Ritter's PIP Award Was Derived From A Special 1997-1999 Performance Incentive Program (PIP) Which Involved ~~The Clever Use Of~~ Restricted Stock.

~~CEO~~ Ritter purchased 45,000 AmSouth shares for $2,200,000.

Concurrently, Ritter received 45,000 free restricted shares, also valued at $2,200,000.

~~After the PIP~~Later, Ritter received ~~an $8,782,000~~a $6,239,000 PIP payout, a +~~299~~184% return on his $2,200,000 investment. ***plus $2,544,000 to pay taxes.***

And, ~~he~~Ritter still retained 45,000 ***free*** restricted shares.

~~AmSouth Pledged That No Additional~~A Condition Of The PIP Was That Participants Would Forego Annual Grants Of Restricted Stock ~~Would Be Awarded During The PIP~~And Stock Options.

However, during the PIP, CEO Ritter received $2,468,000 in free restricted stock ~~during the PIP~~and 400,000 options.

~~AmSouth broke its pledge ***without a shareowners vote.***~~

~~I believe this was undemocratic.~~

Adjustments To AmSouth's Loan Loss Reserve Influenced PIP Results.

A Loan Loss ~~Provision~~Reserve is an accounting reserve for potential uncollectable loans.

~~In~~Prior to the PIP, in 1996, ~~when net loan growth was just +3%,~~ AmSouth increased its Loan Loss Reserve ~~+62%~~.

~~This accounting adjustment reduced AmSouth's 1996 earnings per share (EPS).~~

During the PIP, AmSouth~~'s 1997-1999 PIP EPS target was based on this~~ reduced ~~1996 EPS result~~its Loan Loss Reserve.

The Net Effect Of These Accounting Adjustments Was That 18% Of AmSouth's PIP ~~EPS~~Earnings Per Share Growth Target Was Derived From The Loan Loss Reserve.

Loan Loss Provision 12-31-96	$65,171,000
Minus Loan Loss ~~Provision~~Reserve 12-31-99	$43,888,000
Income From Reduction in Loan Loss Provision	$21,283,000
Shares Outstanding 12-31-99	178,158,000
EPS From Reduction Loan Loss ~~Provision~~Reserve	$0.12
PIP EPS Growth Target	$0.67
% Contribution To PIP EPS Growth Target From Reduction In Loan Loss ~~Provision~~Reserve	18%

Achievement Of The EPS Target Triggered $20,000,000 In PIP Payments To AmSouth Executives.

AmSouth assured me that its Loan Loss Reserve had no material effect on PIP payouts.

~~I believe an 18% contribution to EPS growth is a ***material, significant*** amount.~~
I respectfully disagree.

In Congressional Testimony~~,~~ In July 2002, Fed Chairman Greenspan Described Some ~~Executive Compensation Plans~~Corporate Conduct As "Infectious Greed."

I believe "infectious greed" describes AmSouth's compensation program.

~~Patrick McGurn, Senior Vice-President At Institutional Shareholder Services, A Shareowner Advocacy Group, Said In A New York Times Interview . . .~~
Last Year CalPERS, A Prominent Corporate Governance Advocate And Institutional Investor, Voted Against An Amendment To AmSouth's 1996 Long Term Incentive Compensation Plan Citing This Reason. . .

~~"CEO Grasso's compensation is symptomatic of the disease – the disease is poor corporate governance."~~
"The plan does not contain a significant portion of performance based components."

Resolved That Shareowners Urge AmSouth's Board That A Significant Percentage Of Future Awards Of ~~Free~~ Restricted Stock ~~Are~~ . . .

~~Performance~~Are performance based;

~~Tied~~Are tied to company specific performance metrics, performance targets and timeframes clearly communicated to shareowners;

And, can not be prematurely released or substantially altered ***without shareowner approval.***

February 17, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: AmSouth Bancorporation
Incoming letter dated December 20, 2001

The proposal urges the board to "terminate the free restricted stock program, return all restricted shares to AmSouth and suspend further stock option grants" until specific details of the performance incentive plan are provided to AmSouth shareholders.

Rules 14a-8(b) and 14a-8(f) require a proponent to provide documentary support of a claim of beneficial ownership upon request. To date, the proponent has not provided a statement from the record holder evidencing documentary support of continuous beneficial ownership of $ 2,000, or 1%, in market value of voting securities, for at least one year prior to submission of the proposal. We note, however, that AmSouth failed to inform the proponent of what would constitute appropriate documentation under rule 14a-8(b) in AmSouth's request for additional information from the proponent. Accordingly, unless the proponent provides AmSouth with appropriate documentary support of ownership, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if AmSouth omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

We are unable to conclude that AmSouth has met its burden of establishing that the proposal would violate applicable state and federal law. Accordingly, we do not believe that AmSouth may omit the proposal from its proxy materials in reliance on rules 14a-8(i)(2) and 14a-8(i)(6).

We are unable to concur in your view that AmSouth may omit the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

- recast the phrase that begins "In January 2002, we completed . . ." and ends ". . . dramatic collapse of our stock price" as the proponent's opinion;
- delete the sentence that begins "While the collapse . . ." and ends ". . . escaped this debacle"; and
- delete the sentence that begins "Thus by using . . ." and ends ". . . essentially risk free."

Accordingly, unless the proponent provides AmSouth with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if AmSouth omits only these portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,



Jennifer Gurzenski
Attorney-Advisor

February 18, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: AmSouth Bancorporation
Incoming letter dated December 23, 2002

The proposal urges the board to terminate the free restricted stock program, return all restricted shares, and suspend "further stock option grants until a written explanation of the details of the PIP is provided to AmSouth shareowners."

We are unable to conclude that AmSouth has met its burden of establishing that the proposal would violate applicable state and federal law. Accordingly, we do not believe that AmSouth may omit the proposal from its proxy materials in reliance on rules 14a-8(i)(2) and 14a-8(i)(6).

We are unable to concur in your view that AmSouth may omit the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the proposal and supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

- delete the phrase that begins "though AmSouth spent . . ." and ends ". . . to exclude my proposal" from the sentence that begins "Last year, though AmSouth spent . . .";
- provide factual support in the form of calculations used to derive the figures cited in the sentence that begins "Altogether, Ritter received . . ." and ends ". . . in just three years";
- delete the phrase "which were used against my proposal last year" from the sentence that begins "Remember, restricted shares are free . . .";
- delete the subheading and paragraph that begins "To Achieve One PIP Financial Target . . ." and ends ". . . WorldCom and other corporations";
- delete the subheading and paragraph that begins "Ernst & Young Certified the PIP . . ." and ends ". . . non-audit fees during the PIP";
- provide a citation to a specific source for the sentence "Fed Chairman Greenspan Describes Some Executive Compensation Plans As 'Infectious Greed'";

- recast the statement that begins "that 2002 marked a fourth . . ." and ends ". . . traded significantly lower" to make clear that it is the proponent's opinion; and

- delete the part of the proposal that begins "Suspend further stock option . . ." and ends ". . . is provided to shareowners."

Accordingly, unless the proponent provides AmSouth with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if AmSouth omits only these portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,



Gail A. Pierce
Attorney-Advisor

Kirkpatrick & Lockhart LLP

1800 Massachusetts Avenue, NW
Suite 200
Washington, DC 20036-1221
202.778.9000
www.kl.com

December 22, 2003

CARY J. MEER
(202) 778-9107
CMEER@KL.COM
(202) 778-9100 - Fax

BY HAND DELIVERY

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: AmSouth Bancorporation—Omission of Shareholder Proposal

Ladies and Gentlemen:

We are counsel for AmSouth Bancorporation ("AmSouth") in connection with a shareholder proposal ("Proposal") submitted by Elton W. Shepherd ("Proponent") for inclusion in AmSouth's proxy materials for its 2004 annual meeting of shareholders ("2004 Annual Meeting"). (A copy of the Proposal and the statement in support thereof ("Supporting Statement") is attached as Exhibit A.)

Proponent's Proposal recasts two similar proposals submitted by Proponent in connection with AmSouth's 2002 and 2003 annual meetings of shareholders (the "2002 Annual Meeting" and "2003 Annual Meeting," respectively), and is also similar to a proposal made to The Coca-Cola Corporation ("Coca-Cola") in connection with Coca-Cola's 2003 annual meeting of shareholders. In the course of making these proposals, Proponent has abused the shareholder proposal process, made a mockery of the procedures set forth in Rule 14a-8 under the Securities Exchange Act of 1934, as amended ("Exchange Act"), for the submission of shareholder proposals and shown a willful and flagrant disregard for the federal proxy rules and the expertise of the Securities and Exchange Commission ("SEC") with the application of these rules. In brief:

- All three of Proponent's proposals in 2002 and 2003 to AmSouth and Coca-Cola were challenged before the SEC's Division of Corporation Finance ("Division"). In all three cases, the Division granted no-action relief on the basis that substantial portions of the statements made by Proponent may be false and misleading.
- In his proposal in connection with AmSouth's 2003 Annual Meeting, Proponent misquoted testimony made by Alan Greenspan before

Congress in an apparent attempt to mislead his fellow shareholders. After AmSouth exposed the misquotation, Proponent agreed to change his proposal to more accurately reflect Chairman Greenspan's comments.

- In March 2003, Proponent mailed a letter to some of AmSouth's largest institutional shareholders repeating many of the same materially false and misleading statements that the Division permitted AmSouth to omit from its proxy materials.

- At AmSouth's 2003 Annual Meeting, Proponent (by then no stranger to the SEC's no-action process) claimed that the SEC "approved" his proposal and that "[o]ne does not receive SEC approval unless all elements of the proposal are completely accurate."

- Also at AmSouth's 2003 Annual Meeting, Proponent orally made several materially false and misleading statements similar to those that the SEC permitted AmSouth to delete, including an allegation that AmSouth "used its loan loss provision" to achieve certain performance targets.

- Proponent's infractions were viewed by AmSouth as severe enough to prompt correspondence between AmSouth and Alan Beller, Director of the Division, and between AmSouth and the Division's Office of Mergers and Acquisitions regarding possible enforcement action.

In connection with AmSouth's 2004 Annual Meeting, Proponent has returned with a third Proposal challenging AmSouth's compensation policies. Despite Proponent's now extensive experience with the federal proxy rules, Proponent has submitted a Proposal and Supporting Statement that violate multiple provisions of Rule 14a-8:

- Proponent's Proposal relates to AmSouth's ordinary business operations, is impermissibly vague and is moot;

- Proponent's Supporting Statement:

  - *Repeats nearly the same materially false and misleading language that the Division permitted AmSouth to omit last year* about AmSouth's use of its "loan loss provision";

  - Misquotes a statement made by Patrick McGurn of Institutional Shareholder Services in an interview with the *New York Times*;

  - Includes an unsubstantiated and apparently fabricated statement attributed to Warren Buffett; and

- *Repeats the exact same misquotation* attributed to Alan Greenspan that was originally included in Proponent's proposal in connection with AmSouth's 2003 Annual Meeting.

As discussed further below, AmSouth believes that inclusion of the Proposal and the Supporting Statement in AmSouth's proxy materials relating to AmSouth's 2004 Annual Meeting would violate federal proxy rules. Consequently, we respectfully request that the Division advise AmSouth that it will not recommend any enforcement action to the SEC if AmSouth omits the Proposal and the Supporting Statement from its proxy materials.

I. Background About the Proposal and AmSouth's Performance Incentive Plan

Proponent's current Proposal is similar to proposals submitted by Proponent for inclusion in the proxy materials relating to AmSouth's 2002 and 2003 Annual Meetings. These two proposals were rejected by a large majority of Proponent's fellow shareholders, receiving approximately 12% and 13% of the votes cast at AmSouth's 2002 and 2003 Annual Meetings, respectively.

As in prior years, it appears that the focus of Proponent's scrutiny is AmSouth's 1997 Performance Incentive Plan ("PIP").

The PIP was adopted by AmSouth's Board of Directors ("Board") in 1996 and presented for shareholder approval at AmSouth's 1997 annual meeting. The PIP was described at length in AmSouth's proxy statement that was provided to shareholders for the 1997 annual meeting and a copy of the PIP was attached as an appendix to the proxy. (A copy of the 1997 proxy statement (including a copy of the PIP as Appendix A) is attached as Exhibit B.) AmSouth shareholders overwhelmingly approved the PIP at the 1997 annual meeting, with over 95% of the votes tallied in favor of the PIP.

The PIP was an executive compensation plan whose objective was to optimize AmSouth's profitability and growth by linking the interests of the participants in the PIP, consisting of AmSouth's Management Committee (consisting of eleven members at the commencement of the PIP), with the interests of AmSouth's shareholders. Specifically, the PIP permitted cash awards of varying sizes to PIP participants depending on AmSouth's earnings per share ("EPS") and return on equity ("ROE") between 1997 and the end of 1999. The AmSouth executives who were eligible to receive payments under the PIP were required to forego annual stock options and restricted stock grants during the term of the PIP.

The PIP was implemented in conjunction with AmSouth's 1996 Long Term Incentive Compensation Plan ("1996 LTIP"), which was approved by AmSouth's shareholders in 1996. A copy of the 1996 LTIP is attached as Exhibit C. The 1996

LTIP is an executive compensation plan pursuant to which key officers or employees of AmSouth may be awarded stock options and/or restricted stock in certain circumstances.

Under the arrangement, the executives participating in the PIP made open market purchases of AmSouth stock. These purchases were funded by recourse loans from an unaffiliated lender to each PIP participant for which PIP participants would be fully liable regardless of the market price of the collateral, shares of AmSouth stock. In consideration of the participants' remaining employed and providing their senior management services to AmSouth throughout the three-year performance period, the purchased shares were matched share for share with grants of shares of restricted AmSouth stock (which were made under the 1996 LTIP) that were scheduled to vest at retirement. In addition, under the terms of the letter notifying participants of their restricted stock award, PIP participants were informed that, for each share of purchased AmSouth stock sold within six years of the date of purchase, one share of restricted AmSouth stock would be forfeited and returned to AmSouth. A copy of this letter is attached as Exhibit D.

Each PIP participant secured his or her loan with both the restricted shares and the purchased shares. The PIP cash awards to each participant were scaled so that cash payments would be either less than, equal to, or greater than the amounts of his or her loan depending on the performance level of AmSouth. The cash awards were payable within 45 days after December 31, 1999. PIP participants were required to remain with AmSouth during the entire length of the PIP to remain eligible to receive the full cash awards. Participants who quit or were terminated by AmSouth for cause would have forfeited all rights to receive cash awards under the PIP.

In October 1999, AmSouth merged with First American Corp. ("First American"), a financial services holding company based in Nashville, Tennessee, in a stock merger approved by shareholders of both companies.[1]

The merger affected the PIP because it triggered change of control provisions in the 1996 LTIP. As a result, the restricted stock vested on January 18, 2000, instead of at retirement. This fact was disclosed to AmSouth shareholders by way of a registration statement/proxy statement on Form S-4 ("Form S-4"). The Form S-4 included an extensive discussion of the merger and stated clearly that "a 'change of

---

[1] Under the terms of the merger agreement, First American shareholders received 1.871 shares of AmSouth stock for each share of First American stock held.

control' will be deemed to have occurred under certain of AmSouth's incentive compensation plans in connection with the merger."[2]

As of the date of this letter, the PIP has been completed and fully implemented for nearly four years. The final cash payments under the PIP were made in February 2000 and all restricted shares granted in connection with the PIP vested in January 2000. No grants will be made in the future under the PIP.

II. <u>The Supporting Statement is False and Misleading</u>

For the third consecutive year, Proponent has included a Supporting Statement that contains assertions that are completely fabricated, unsubstantiated or distorted and/or lack relevance and omits material facts. Accordingly, the entire Supporting Statement should be omitted as materially false and misleading in violation of Rule 14a-8(i)(3) under the Exchange Act. Rule 14a-8(i)(3) allows a registrant to omit from its proxy materials a proposal that violates any of the SEC's rules and regulations, including Rule 14a-9 under the Exchange Act, which prohibits materially false and misleading statements in proxy solicitation materials. In particular, Rule 14a-9 provides that no solicitation shall be made which is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading. In addition, the SEC staff has found that unfounded assertions and inflammatory rhetoric representing a proponent's unsubstantiated personal opinion are contrary to Rule 14a-9 and consequently excludable from proxy materials pursuant to Rule 14a-8(i)(3).[3]

Each of the materially false and misleading statements in the Supporting Statement is discussed below, in the order in which it appears:

a. "At The 2003 Berkshire-Hathaway [sic] Shareowners Meeting, CEO Warren Buffett, A Member Of The Commission On Public Trust & Private Enterprise"

Proponent's Supporting Statement begins with a statement that is clearly false.

Warren Buffett, the Chairman of the Board and Chief Executive Officer of Berkshire Hathaway Inc. ("Berkshire"), is *not* a member of the Conference Board Commission on Public Trust and Private Enterprise. The names of the Commission's

---

[2] *See* http://www.sec.gov/Archives/edgar/data/3133/0000950130-99-004843-index.html.

[3] *See, e.g.*, SI Handling Systems, Inc., SEC No-Action Letter (pub. rel. May 5, 2000).

board members are clearly disclosed on the Conference Board's website; this list does not include Mr. Buffett.[4]

b. "there has been more misdirected compensation in corporate America in the last 5 years than in the previous 100."

Proponent's quotation attributed to Mr. Buffett lacks substantiation. Berkshire does not release transcripts of its annual meetings to the public[5] and AmSouth has no reason to believe that Proponent actually attended this meeting. Indeed, the only unofficial transcription of this meeting that AmSouth has been able to locate (which is attached as Exhibit E) suggests that Mr. Buffett actually said:

> We saw more crazy stuff in the 1990s than in the previous 100 years. There was wealth transfer that has never been experienced before.

Thus, not only does Proponent's quotation lack substantiation, it may be a distortion of Mr. Buffett's actual statement, which appears to relate to wealth transfer, not "misdirected compensation."

Finally, even if the quote attributed to Mr. Buffett were accurate, Proponent does not explain (and it is logically unclear) why the statement would be in any way relevant to the Proposal.

c. "From 1998-2002, AmSouth Paid CEO Ritter $28,000,000 More Than Warren Buffett."

CEO	Base	Bonus	Restricted Stock	*PIP Award*	Total	Weekly Pay
Ritter	$4,317,000	$7,613,000	$7,915,000	$8,782,000	$28,627,000	$110,000
Buffett	$ 500,000	$ 0	$ 0	$ 0	$ 500,000	$ 2,000

CEO Ritter also received 2,554,000 AmSouth stock options.

[Emphasis in original.]

Although Proponent's data regarding the salary of C. Dowd Ritter, the Chairman of AmSouth's Board and AmSouth's Chief Executive Officer, is essentially correct, his data regarding the compensation of Mr. Buffett is both false and misleading.

---

4 *See* http://www.conference-board.org/knowledge/governCommission.cfm.

5 AmSouth confirmed this fact in a teleconference with a Berkshire representative on December 9, 2003.

Although Mr. Buffett did earn a total salary of $500,000 between 1998 and 2002, he also received other compensation (including directors' fees and deferred equity interests) totaling $1,622,350.[6] This information was publicly available in Berkshire's proxy statements, but was willfully omitted by Proponent.

Proponent's statement is also misleading. Proponent fails to note that Mr. Buffett, who is considered the world's second wealthiest individual, is estimated to have a net worth of approximately $36 billion, the vast majority of which is attributable to his ownership of approximately 38 percent of Berkshire's stock.[7] Between 1998 and 2002, the value of Berkshire stock increased by 58%, meaning that Mr. Buffett's shares of Berkshire stock appreciated by approximately $14 billion.[8] This $14 billion in stock appreciation is almost 500 times what Proponent claims Mr. Ritter earned in compensation during this period.

Second, it is materially misleading to compare the compensation of the Chairman and CEO of AmSouth, a regional bank, to the compensation of the Chairman and CEO of Berkshire, a holding company owning subsidiaries engaged in a number of business activities, in particular insurance businesses.[9]

Thus, this statement and the chart beneath are materially false and misleading and should be omitted.

d. "While CEO Ritter Received $110,000 Weekly, AmSouth's Stock Price Decreased.

	$100 Investment – Stock Price Appreciation Plus Dividends		
	12-31-97	12-31-02	Return
AmSouth	$ 100	$ 97	- 3%
KBW Bank Index	$ 100	$ 112	+ 12%"

---

[6] *See* Berkshire Hathaway Inc. 2001 proxy statement (at http://www.sec.gov/Archives/edgar/data/1067983/000109581101500520/a70475ddef14a.txt) and 2003 proxy statement (at http://www.sec.gov/Archives/edgar/data/1067983/000095015003000347/a88460ddef14a.htm).

[7] *See* http://www.forbes.com/global/2003/1006/042.html.

[8] Berkshire's Class A shares increased in value from $46,000 per share on January 2, 1998 to $72,750 per share on December 31, 2002. *In addition, it has been reported that Mr. Buffett has never sold any of his shares of Berkshire stock.*

[9] Berkshire Hathaway Inc. 2003 Form 10-K (at http://www.sec.gov/Archives/edgar/data/1067983/000095015003000377/a88664e10vk.htm).

This statement and the chart beneath are also materially false and misleading. First, Proponent intentionally compares AmSouth to an index of which AmSouth is not a member (the PHLX/KBW Bank Index) instead of an index of which AmSouth is a member (such as the Standard and Poor's Bank Index).

Moreover, Proponent intentionally ends the chart at 12/31/02, instead of including more current data, which would show that AmSouth stock has achieved a total return of 30.1 percent in 2003 and 26.2% since 12/31/1997[10] (in each case through December 12, 2003). Proponent presents no reason for ending the chart at 12/31/02, and there is no logical reason for Proponent's selection of this date.[11] Thus, Proponent has engaged in misleading and improper "cherry-picking," and has not accurately reflected the performance of AmSouth stock.

e. "Restricted Stock Is Free. . . CEO Ritter receives dividends on his ***free*** restricted shares and voting rights." [Emphasis in original.]

The use of the word "free" in connection with the restricted shares given to the PIP participants as part of the PIP is materially false and misleading because the restricted stock was not "free" at all.

The PIP was part of the compensation program for members of AmSouth's Management Committee in recognition of the services they provided and would continue to provide to AmSouth during the term of the award. The PIP participants had to remain employed with AmSouth during the entire length of the PIP award term to be eligible to earn the maximum cash awards under the PIP, ensuring that the participants would not be fully compensated under the PIP unless they provided continuous service to AmSouth.

f. "CEO Ritter's PIP Award Was Derived From A Special 1997-1999 Performance Incentive Program (PIP) Which Involved The Clever Use Of Restricted Stock . . . CEO Ritter purchased 45,000 AmSouth shares for $2,200,000. Concurrently, Ritter received 45,000 ***free*** restricted shares, also valued at $2,200,000. After the PIP, Ritter received an $8,782,000 payout, a +299% return on his $2,200,000 investment. And, he still retained 45,000 ***free*** restricted shares." [Emphasis in original.]

[10] These figures include reinvestment of all dividends.

[11] The year-to-date performance of AmSouth, the PHLX/KBW Bank Index, and the S&P Bank Index are widely available on the Internet and elsewhere.

The use of the words "clever" and "free" in connection with the restricted shares given to the PIP participants as part of the PIP is materially false and misleading. The word "clever" implies that the PIP was somehow illegal or improper, even though it was approved by the Board and by AmSouth's shareholders. The word "free" is materially false and misleading for the reasons set forth in Section II(e) above.

Proponent's use of the term "investment" in this statement is materially false and misleading. The PIP was an executive compensation plan and a contractual arrangement (part of the consideration of which was the PIP participant's continued employment with AmSouth), not an "investment," which, by conventional meaning, refers to a passive outlay of money for profit or income.

Proponent's claim of a "+299% return" is also materially false and misleading. Proponent appears to have arrived at his "+299% return" by subtracting $2,200,000 from $8,782,000 and determining that the remaining amount, $6,582,000, is approximately 299% percent of $2,200,000.

Even assuming that Proponent's method of calculating "return" is valid, proponent has exaggerated the return figure. Proponent does not take into account the fact that over $2,000,000 of the $8,782,000 had to be used to pay applicable taxes. Therefore, using Proponent's methods, Mr. Ritter's "return" is far less than "+299%."

g. "AmSouth Pledged That No Additional Restricted Stock Would Be Awarded During The PIP . . . However, CEO Ritter received $2,468,000 in ***free*** restricted stock during the PIP ."

This statement is materially false and misleading because AmSouth never "pledged" that it would not award *any* restricted stock during the PIP, as Proponent implies.

As clearly disclosed in AmSouth's 1997 proxy statement and as Proponent is well aware (but chooses to ignore), a condition of the PIP was that the PIP participants would forego *annual* grants of stock options and restricted stock during the term of the PIP. No *annual* grants of restricted stock were made to PIP participants between 1997 and 1999. Certain officers were given *special* grants of restricted stock in 1999 as a result of the merger with First American, which is wholly consistent with the terms of the PIP and with the disclosure in AmSouth's 1997 proxy statement. Thus, neither AmSouth nor any PIP participant broke any "pledge."

h. "AmSouth broke its pledge ***without a shareowners vote***. . . . I believe this was undemocratic."

Proponent's suggestion that the restricted stock awarded as a result of the merger with First American were granted "without a shareowners vote" is materially misleading. All such restricted stock was awarded pursuant to the 1996 LTIP, which has twice been approved by shareholders. Thus, Proponent's fellow shareholders approved the very instrument governing these awards.

Proponent's belief that this is "undemocratic" is both irrelevant and inflammatory. If Proponent views this legally mandated process for the approval of major business decisions as "undemocratic," Proponent's proper recourse is to lobby Congress or the SEC instead of needlessly expending the resources of the Division, AmSouth and AmSouth's other shareholders.

i. "AmSouth's Loan Loss Reserve Influenced PIP Results . . . In 1996, when net loan growth was just +3%, AmSouth increased its Loan Loss Reserve +62%. . . This accounting adjustment reduced AmSouth's 1996 earnings per share (EPS). . . AmSouth's 1997-1999 PIP EPS target was based on this reduced 1996 EPS result. . . ."

Proponent's statements above are nearly identical to statements made by Proponent in his proposal to AmSouth last year. As Proponent is aware, the Division permitted AmSouth to omit these materially false and misleading statements. Yet, Proponent has repeated these statements again, seemingly showing no respect for the Division's judgment in this matter.

Proponent's clear implication is that AmSouth increased its loan loss provision just before the beginning of the PIP performance period to be able to revise its loan loss provision just before the end of the period, and thereby inflate results and, thus, cash awards under the PIP. This allegation is completely false and unsubstantiated and should be omitted in its entirety.

Attached as Exhibit F is a chart showing AmSouth's loan loss reserve (including details on its major components), provision for loan losses and net charge-offs against the reserve between 1995 and the third quarter of 1999. The chart also shows the reserve at the end of each period. As the chart shows, AmSouth did increase its provision for loan losses by 62 percent from 1995 to 1996 (from $40,139,000 to $65,171,000). However, Proponent fails to note (although he is aware of such fact) that AmSouth's 1996 net charge-offs against the reserve increased by an even greater amount when compared to 1995 (from $34,608,000 to $64,573,000). Thus, the 1996 reserve balance only increased by $598,000.

AmSouth's decision to increase its loan loss provision had nothing to do with the PIP and was instead based on AmSouth's assessment of the risk profile of AmSouth's loan portfolio. As part of this assessment, AmSouth considered the fact that charge-offs in 1996 were 87 percent higher than in the prior year.

If AmSouth had been allocating loan losses in an effort to increase earnings through future reversals, the provision for loan losses would have been expected to decline significantly in future years. However, the provision for loan losses increased from 1996 to 1997 and, although it declined in 1998, the provision for loan losses was still significantly higher in 1998 than in 1995. Proponent also fails to take into account the fact that, although the loan loss provision increased dramatically from 1995 to 1996, the ratio of the allowance for loan losses to loans net of unearned income actually declined from 1.52% in 1995 to 1.48% in 1996.[12] If, as Proponent asserts, AmSouth was improperly increasing its loan loss reserves in an effort to reduce earnings prior to the PIP and increase earnings during the 1997-1999 period, the ratio of allowance for loan losses to loans net of unearned income would be expected to increase between 1995 and 1996, not decrease.

AmSouth's decision to increase its loan loss provision had only a negligible effect on AmSouth's financial performance during the term of the PIP and, therefore, the cash awards under the PIP. Proponent's suggestion that AmSouth's adjustments to its loan loss reserve were improper is yet another willful misrepresentation designed solely to inflame.

j. "18% Of AmSouth's PIP EPS Growth Target Was Derived From The Loan Loss Reserve."

Loan Loss Provision 12-31-96	$65,171,000
Minus Loan Loss Provision 12-31-99	$43,888,000
Income From Reduction Loan Loss Provision	$21,283,000
Shares Outstanding 12-31-99	178,158,000
EPS From Reduction Loan Loss Provision	$0.12
PIP EPS Growth Target	$0.67
% Contribution To PIP EPS Target From Reduction [in] Loan Loss Provision	18%

Proponent's statement and the accompanying chart are materially false and misleading because Proponent fails to consider the effect of federal and state taxes. Applying these taxes to the figures Proponent quotes above, the "EPS From Reduction Loan Loss Provision" number is actually $0.08, not $0.12. Thus, the "% Contribution

12 *See* AmSouth 1998 Annual Report (at http://www.sec.gov/Archives/edgar/data/3133/0000931763-99-000961.txt).

To PIP EPS Target From Reduction [in] Loan Loss Provision" is not 18 percent, but 12 percent.

k. "Achievement Of The EPS Target Triggered $20,000,000 In PIP Payments To AmSouth Executives . . ."

This statement is materially false and misleading because, as discussed earlier, payments under the PIP were based on both ROE and EPS, and not just a certain EPS target. Thus, it is materially false and misleading to suggest that the achievement of a certain EPS benchmark "triggered" any PIP awards.

l. "AmSouth assured me that its Loan Loss Reserve had no ***material*** effect on PIP payouts . . . I believe an 18% contribution to EPS growth is a ***material, significant*** amount." [Emphasis in original.]

Proponent may believe that an 18 percent contribution to EPS growth is a "material, significant amount," but his belief is irrelevant because, as noted in Section II(k) above, the correct percentage is 12 percent, and not 18 percent. Accordingly, this statement is materially false and misleading and should be omitted.

m. "Fed Chairman Greenspan Described Some Executive Compensation Plans As 'Infectious Greed.' I believe 'infectious greed' describes the PIP."

As noted earlier, Proponent has, for the second consecutive year, misquoted Alan Greenspan, Chairman of the U.S. Federal Reserve.

As noted to Proponent in a letter dated March 5, 2003 (which is attached as Exhibit G), Chairman Greenspan *did* use the term "infectious greed" in testimony before the U.S. Senate Committee on Banking, Housing, and Urban Affairs on July 16, 2002 and before the U.S. House of Representatives Committee on Financial Services on July 17, 2002. However, Chairman Greenspan's use of the term "infectious greed" does not refer to "some executive compensation plans" as Proponent claims. Instead, Chairman Greenspan uses the term "infectious greed" in reference to specific instances of corporate malfeasance. (Attached as Exhibit H is the transcript of Chairman Greenspan's testimony posted on the website of the Federal Reserve.)

As a result, AmSouth, with Proponent's explicit agreement, revised Proponent's proposal to say that Chairman Greenspan described some "corporate conduct" as "infectious greed."

Yet, despite Proponent's knowledge of the true context of Chairman Greenspan's statement, Proponent outrageously *repeats the exact same mischaracterization* in this year's Supporting Statement. In a Supporting Statement rife with fabrications and distortions, no statement better illustrates Proponent's disregard for federal proxy rules than this second consecutive and now unquestionably intentional mischaracterization of Chairman Greenspan's testimony.

AmSouth also believes that this reference to Chairman Greenspan should be omitted because, even if corrected to refer to "corporate conduct," the statement bears no relevance to the Proposal. It is materially false and misleading because its inclusion suggests that Chairman Greenspan is referring to AmSouth and/or the PIP.

n. "Patrick McGurn, Senior Vice-President At Institutional Shareholder Services, A Shareowner Advocacy Group, Said In A New York Times Interview . . . 'CEO Grasso's compensation is symptomatic of the disease – the disease is poor corporate governance.'"

Proponent's Supporting Statement ends the same way it begins – with a clear misstatement.

In the *New York Times* interview referenced by Proponent, Mr. McGurn does not say that "the disease is poor corporate governance." Instead, Mr. McGurn is quoted as saying that "the disease *at the stock exchange* is poor governance" (emphasis supplied). Mr. McGurn's statement has nothing to do with corporate governance generally, but with the New York Stock Exchange alone.

Thus, Proponent dishonestly omitted the words "at the stock exchange" and added "corporate" in a blatant effort to deceive his fellow shareholders.

III. The Proposal Violates Federal Proxy Rules

Like the Supporting Statement, Proponent's Proposal also violates federal proxy rules and should be omitted from AmSouth's 2003 proxy materials.

Proponent's Proposal reads as follows:

> Resolved That Shareowners Urge AmSouth's Board That A Significant Percentage Of Future Awards Of Free Restricted Stock Are . . . Performance based; Tied to company specific performance metrics, performance targets and timeframes ***clearly communicated to shareowners***; And, can not be prematurely released or substantially altered ***without shareowner approval.*** [Emphasis in original.]

The Proposal should be omitted because it violates subsections (i)(3), (i)(7) and (i)(10) of Rule 14a-8 under the Exchange Act. Each of these grounds for omission is discussed separately below.

a. *The Proposal violates Rule 14a-8(i)(7) because it relates to AmSouth's ordinary business operations.*

Rule 14a-8(i)(7) permits a company to exclude a shareholder proposal that relates to the company's "ordinary business operations."

The SEC has described the term "ordinary business" as "rooted in the corporate law concept providing management with flexibility in directing certain core matters involving the company's business and operations."[13] The SEC has stated that there are two central considerations underlying the "ordinary business" exclusion. First, that certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Second, that a shareholder proposal should not seek to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment.[14]

Employee compensation is an important but nonetheless routine business matter. This power is necessarily entrusted to corporate management who has the knowledge of competitive conditions, employee incentives and other expertise to determine appropriate compensation terms. Accordingly, it has been the SEC staff's long-standing position that shareholder proposals relating to "general compensation issues" relating to the company's employees may be omitted from proxy materials as relating to ordinary business operations. In contrast, proposals relating *solely* to senior executive compensation present "significant policy implications" and, therefore, must be included in proxy materials.[15]

In recent years, the SEC staff has permitted a number of companies to omit shareholder proposals that are substantially similar to Proponent's Proposal on the basis that these proposals relate to general business issues. In 2002, the SEC staff permitted Sempra Energy ("Sempra") to omit a proposal under Rule 14a-8(i)(7) asking that stock options and/or stock derivatives to Sempra employees only be issued if there were certain limits on the overall amount and exercise price of the options and/or

---

13 SEC Rel. No. 34-40018 (May 21, 1998).

14 *Id.*

15 *See, e.g.*, Reebok International Limited, SEC No-Action Letter (pub. rel. March 16, 1992); Division of Corporation Finance, Staff Legal Bulletin 14(A) (July 12, 2002) ("SLB 14(A)"); SEC Rel. No. 34-12999 (November 22, 1976). SLB 14(A) specifically notes (in note 8) that it addresses only proposals relating to *shareholder approval* of equity compensation plans and does not address or comment on any other positions concerning proposals relating to equity or cash compensation. Proponent's Proposal relates to the structure of equity compensation plans but does not generally require shareholder approval of equity compensation plans and, accordingly, SLB 14(A) is not directly relevant to Proponent's Proposal.

derivatives and if there were prohibitions on reissuance and post-issuance amendment of terms.[16]

In 2001, the SEC staff permitted E.I. duPont de Nemours and Company ("Dupont") to omit a shareholder proposal that requested that "no one" be given a bonus at a particular Dupont site unless all other employees at the site also receive a bonus. The SEC staff permitted Dupont to exclude the proposal on the basis that the proposal covered all company employees and not just senior executives, and thus was a "general compensation issue" inappropriate for shareholder scrutiny.[17]

In 2001, ConAgra Foods, Inc. ("ConAgra") sought to exclude a shareholder proposal requesting that ConAgra's existing general stock option plan for employees be amended to include, among other things, (i) conditions regarding exercise price and vesting and (ii) a prohibition on acceleration. ConAgra argued that the proposal should be omitted under Rule 14a-8(i)(7) because it "applies to the Company's employees generally and is not limited to executive officers."[18] The SEC staff agreed and granted ConAgra no-action assurance.

Proponent's Proposal clearly falls within the scope of previous SEC staff no-action letters permitting companies to exclude proposals relating to general compensation matters. Like the proposals in the Dupont, Sempra and ConAgra letters, the Proposal applies generally to future grants of restricted stock and is not limited to any particular group of employees or to AmSouth's senior executives. Accordingly, the Proposal should be omitted under Rule 14a-8(i)(7) because it relates to "general compensation issues" representing AmSouth's "ordinary business operations."

b. *The Proposal violates Rule 14a-8(i)(3) because it is impermissibly vague.*

Rule 14a-8(i)(3) allows a registrant to omit from its proxy materials a proposal that violates any of the SEC's rules and regulations. The SEC staff has recognized that a shareholder proposal may be excluded under Rule 14a-8(i)(3) if it is so vague and indefinite that shareholders voting on the proposal would not be able to determine with reasonable certainty exactly what actions they are being asked to vote upon.[19]

---

[16] Sempra Energy, SEC No-Action Letter (pub. rel. December 19, 2002).

[17] E.I. duPont de Nemours and Company, SEC No-Action Letter (pub. rel. March 15, 2001).

[18] ConAgra Foods, Inc., SEC No-Action Letter (pub. rel. June 8, 2001).

[19] *See, e.g.*, American International Group, Inc., SEC No-Action Letter (pub. rel. March 21, 2002); The Coca-Cola Company, SEC No-Action Letter (pub. rel. January 30, 2002); Bangor Hydro-Electric Company, SEC No-Action Letter (pub. rel. March 13, 2000); and Philadelphia Electric Co., SEC No-Action Letter (pub. rel. July 30, 1992).

Proponent's Proposal violates Rule 14a-8(i)(3) because it is impermissibly vague. First, it is unclear what an "urge" is in this context. Does Proponent intend for an "urge" to be a general, non-binding statement of shareholder intent? Or does Proponent intend for the proposal to represent a binding legal obligation?

Even if a shareholder could discern what an "urge" is, it is unclear exactly what a "significant percentage" of future awards of restricted stock would be. Should "significant" be measured against the practices of AmSouth's peer group of regional banks or by reference to a numerical threshold? In any event, who would decide what is "significant"?

It is similarly impossible to ascertain what Proponent means when he says that future awards be "performance based" or that specific "performance metrics" and "performance targets" be used. Is Proponent referring to the performance of AmSouth or one of its business units? Or is Proponent referring to a particular employee's job performance? What is the difference between a performance "metric" and a performance "target" and who decides what they are?

It is also unclear what Proponent means when he requests that these "metrics" and "targets" be "clearly communicated to the shareholders." Does Proponent mean that AmSouth must disclose this information in periodic reports to shareholders? Or that AmSouth merely post this information on its website? How detailed would this disclosure have to be? AmSouth has described and provided complete copies of the 1996 LTIP, the PIP and other executive compensation plans in its proxy materials in the year(s) for which it has been appropriate, in compliance with SEC rules and regulations. It is unclear how AmSouth would further communicate its compensation arrangements to satisfy this condition.

Finally, it is impossible to discern the meaning of the third prong of the Proposal, that grants of restricted stock "can not be prematurely released or substantially altered without shareowner approval." Does "release" refer to each issuance of restricted stock (which would give AmSouth grounds for omitting the Proposal under SLB 14(A)) or does "release" mean the premature termination of a grant of restricted stock? Is Proponent also implying that AmSouth may not materially amend any individual grant of restricted stock without shareholder approval? Or is Proponent implying that AmSouth may not amend the 1996 LTIP without shareholder approval (even though this is already required)?[20]

---

[20] The listed company rules of the New York Stock Exchange ("NYSE") already require shareholder approval of material changes to the 1996 LTIP. These rules apply to AmSouth because AmSouth is listed on the NYSE.

Proponent's unfocused Proposal stands in sharp contrast to the far more developed (and still ultimately found impermissible) requests made by shareholders in the ConAgra and Sempra Letters, among others, and provides strong evidence that the purpose of his Proposal is not, as he claims, to effect corporate reform.[21]

c. *The Proposal violates Rule 14a-8(i)(10) because it has already been substantially implemented.*

Rule 14a-8(i)(10) permits a company to omit a shareholder proposal if the company has "already substantially implemented the proposal." The SEC staff has stated that this determination depends on whether the company's "particular policies, practices and procedures compare favorably with the guidelines of the proposal."[22]

Proponent essentially requests that a significant portion of AmSouth's future grants of restricted stock (1) be performance based, (2) be tied to specific performance "metrics" and "targets" and "timeframes" that are "clearly communicated" to shareholders and (3) not be prematurely released or substantially altered without shareholder approval.

AmSouth's current policy regarding grants of restricted stock already complies with these guidelines.

The 1996 LTIP, which was shareholder-approved, is the instrument that gives AmSouth the ability to grant restricted stock. AmSouth's recent practice has been to grant restricted stock in two circumstances. First, restricted stock is most typically used as a retention tool for certain officers in management positions, including executive management. AmSouth also grants restricted stock to other key employees as part of their compensation if their performance exceeds certain predetermined goals. All of these employees are subject to annual performance reviews, which are used, in part, to determine whether and how much of a base salary increase and annual bonus the employee receives. This review is based on the performance of the employee and his

---

[21] To give just one example, the subject shareholder proposal in the ConAgra letter was that:

> The exercise price of all ConAgra Foods stock options, stock appreciation rights, restricted stock and certain stock bonuses to officers granted to company employees and directors under any stock option plan, must exceed the rate of growth of the S&P 500 Index from the date they are granted to the date which they are to vest or they will not vest. Vesting of any stock options cannot occur any sooner than one year after granting in any plan. Exercisability of options cannot be accelerated under any circumstance. The right to exercise options under any plan will expire after six years from the original grant date. Employees must remain in the employment of ConAgra and directors must continue in that capacity until the date options vest or they will be lost to that employee or director. Any shares which do not vest will not be returned to the pool of shares to be granted at some later date. Any options granted under any plan after April 24, 2001 will be governed by these changes. Exercise prices will be split adjusted if necessary. Additionally, the company must charge the value of the options against earnings on the grant date.

[22] Texaco, Inc., SEC No-Action Letter (pub. rel. March 28, 1991).

or her business unit and, in the case of certain high-level employees, the overall performance of AmSouth against predetermined goals.

Thus, AmSouth's grants of restricted stock are, by their nature, *already performance-based*. Restricted stock does not vest unless the employee survives multiple formal reviews based on the performance of the employee and the employee's business unit, and, in some cases, the overall performance of AmSouth, and is therefore still employed on the designated vesting date in a comparable or higher level position than the position held on the date the restricted stock was granted.

The second prong of Proponent's Proposal is also moot. The 1996 LTIP was approved by AmSouth's shareholders in 1996 and amendments to the 1996 LTIP were approved by AmSouth's shareholders in 2002. In connection with these approvals, the parameters and general characteristics of the 1996 LTIP were "clearly communicated" to AmSouth's shareholders. AmSouth's 1996 and 2002 proxy statements each contained complete copies of the 1996 LTIP, and the accompanying proxy statements contained a thorough discussion of its terms. These proxy statements (including copies of the 1996 LTIP) are publicly available.[23]

Although, as discussed in Section III(b) above, it is impossible to discern the meaning of the third prong of the Proposal, that grants of restricted stock "can not be prematurely released or substantially altered without shareowner approval," AmSouth, in compliance with applicable law, has presented both the 1996 LTIP (on two occasions) and the PIP to shareholders for approval. In 2002, AmSouth requested that shareholders approve amendments to the 1996 LTIP, and these amendments were overwhelmingly approved. AmSouth will continue to evaluate the 1996 LTIP and AmSouth's compensation policies and, as may be required by law, will submit any proposed amendments to AmSouth shareholders for approval.

Thus, even if Proponent's Proposal did not encroach on AmSouth's ordinary business operations, and even if Proponent's Proposal were not impermissibly vague, the Proposal should still be excluded as it is moot.

*   *   *   *   *

The federal proxy rules, in the aggregate, create a powerful mechanism for shareholder communication. All participants in the proxy process, whether companies

---

[23] *See* http://www.sec.gov/Archives/edgar/data/3133/0000931763-96-000080.txt and http://www.sec.gov/Archives/edgar/data/3133/000095016802000377/0000950168-02-000377-index.htm.

like AmSouth or shareholders like Proponent, have a duty to act honestly and fairly when they communicate with shareholders.

For the third consecutive year and at least the fourth time overall, Proponent has grossly breached this duty by submitting a Proposal and Supporting Statement that violate multiple provisions of federal proxy rules. Proponent's Supporting Statement makes multiple assertions that are sensational but false, unsubstantiated and/or irrelevant. Proponent's unfocused Proposal is both moot and impermissibly vague and infringes upon AmSouth's ordinary business operations. Proponent's pattern of conduct unquestionably demonstrates that his intent is not to use the federal proxy rules for their intended purpose of giving shareholders a voice in corporate governance.

AmSouth respectfully requests that the Division not allow Proponent's abuse of the proxy process to continue and requests the concurrence of the Division that it will not recommend enforcement action to the SEC if AmSouth omits the Proposal and the Supporting Statement in their entirety. Alternatively, AmSouth requests the concurrence of the Division that Proponent should amend the Proposal and the Supporting Statement to delete statements or proposals that violate federal proxy rules or, at the minimum, amend these statements or proposals to comply with such proxy rules.

As required by Rule 14a-8(j), six copies of this letter and all exhibits are enclosed. A copy of this letter and all exhibits is also being provided to Proponent. As further required by Rule 14a-8(j), AmSouth is filing this letter no later than 80 calendar days before AmSouth expects to file its definitive proxy materials with the SEC.

Please acknowledge receipt of this submission by stamping the enclosed copy of this letter and returning it to the waiting messenger.

If you have any questions concerning this request, please do not hesitate to call the undersigned at 202-778-9107.

Sincerely,



Cary J. Meer

Enclosures

December 28, 2004

Office of Chief Counsel
Division of Corporation Finance
Securities & Exchange Commission
450 Fifth Street, N. W.
Washington, D. C. 20549

Reference: Shareowner Proposal of Elton W. Shepherd To AmSouth Dated November 5, 2004

Ladies and Gentlemen:

AmSouth wishes to exclude my shareowner proposal from its 2005 proxy. With the hope that you will direct AmSouth to include my complete proposal and supporting statement, I offer the following comments . . .

Executive Compensation Programs

As an investor I am very concerned about the extraordinary level of executive compensation at many companies. Accordingly, in recent years, I have submitted shareowner proposals regarding executive pay, with particular emphasis on restricted stock, to AmSouth and Coca-Cola. My effort is consistent with the opinion of Paul R. Berger, SEC Associate Director of the Division of Enforcement, who was quoted in the New York Times on September 24, 2004 as follows . . .

"Shareholders have a clear interest in knowing how public companies compensate their top executives. Compliance with SEC disclosure rules ensures that shareholders are provided a full and accurate understanding of senior executives' compensation arrangements."

Importance Of The SEC Shareowner Proposal Process

At Coca-Cola's 2004 annual meeting, my proposal received 476,000,000 votes or 28% of the total. Shortly thereafter, Coca-Cola's Board rescinded an award of 1,500,000 restricted shares, worth $75-million, upon the departure of former CEO Daft. I believe my shareowner proposal prompted the Board to make this decision.

Background Regarding My Relationship With AmSouth

I first learned of AmSouth's Performance Incentive Plan (PIP), which included the use of restricted stock, in its 2001 proxy. On March 31, 2001, I wrote to CEO Ritter and asked specific questions regarding the PIP. Subsequent to a response on April 23, 2001, which did not answer all of my questions, I submitted a second letter on May 20, 2001 seeking more information. An exchange of letters continued until August 17,2001, when AmSouth informed me that . . .

"while we strive to answer all reasonable questions of our shareholders, we must decline to answer any further questions you might have on the PIP plan."

Subsequently, I contacted the SEC and submitted my first shareowner proposal in November 2001. Only then did AmSouth reestablish contact. However, it was not until December 13, 2002, after I had submitted a second shareowner proposal, that AmSouth finally provided me with a summary of its pre-merger Loan Loss Reserve for the years 1995-1999. Data from this Loan Loss Reserve summary, treating AmSouth as a stand-alone entity, are included in my 2005 proposal.

Response To Kirkpatrick & Lockhart's Letter To The SEC Dated December 21, 2004

I. Background About Proponent

Regarding my 2003 Coca-Cola proposal, Counsel states, in footnote 1, that the SEC "granted no-action relief with respect to a significant portion of Proponent's supporting statement." However, Counsel fails to acknowledge that Coca-Cola ***did not challenge*** my 2004 proposal or supporting statement which appeared, in its entirety, in its 2004 proxy.

Counsel notes, in footnote 2, that at AmSouth's 2003 meeting I stated that the SEC "approved" my proposal and that "one does not receive SEC approval unless all elements of the proposal are completely accurate." The context of my remarks was as follows . . . on page 25 of its 2003 proxy, AmSouth stated "there is no AmSouth program called the 'restricted stock' program." As restricted stock was a component of the PIP program and as AmSouth has awarded its executives restricted stock for may years, I believe this statement was an attempt to discredit the integrity of my proposal. Thus, I reminded shareowners that my proposal had received SEC "approval" to be presented at the meeting.

Counsel further states that I have taken other actions that "arguably violate the federal proxy rules." Yet, Counsel fails to note that at its 2003 meeting, AmSouth reported that my proposal had received 8% of the vote without making it clear that this figure was derived by including shares that had not been voted or abstained. In fact, 13% of the shares voted favored my 2003 proposal. The Birmingham News was misled and reported on April 18, 2003 that my proposal "only garnered about 8% of shareholders' votes." (see attached article). AmSouth's actions misled shareowners and the media. Is this not arguably a violation of the federal proxy rules?

And, just minutes prior to its 2003 meeting, former AmSouth General Counsel Yoder informed me that any discussion of the Loan Loss Reserve in my shareowner presentation might violate SEC regulations. With all due respect to Mr. Yoder's motivation, I believe his warning was an attempt to intimidate me. Is this not arguably a violation of the federal proxy rules?

II. Background About AmSouth's Performance Incentive Plan (PIP)

Counsel includes, as Exhibit F, AmSouth's letter to the SEC dated December 22, 2003 "for a detailed recitation of the background of the PIP." Please note on page 11 that Counsel asserts that my "statement and the accompanying chart are materially false and misleading because Proponent fails to consider the effect of federal and state taxes." In fact, when the tax benefit of increasing its Loan Loss Reserve ($8.3-million less tax) is combined with the tax liability of decreasing the Loan Loss Reserve ($7.0-million more tax), AmSouth actually experienced a ***net tax benefit*** of +$1.3-million during the PIP. AmSouth was advised of this fact in a letter to the SEC dated January 28, 2004 which is attached. Why then does Counsel continue to assert that my calculation regarding the Loan Loss Reserve is materially false and misleading?

III. The Proposal Violates Federal Proxy Rules

Counsel asserts that my 2005 proposal relates to "ordinary business operations." Yet, Counsel notes that the PIP was "implemented in conjunction with AmSouth's 1996 Long Term Incentive Plan, which was approved by AmSouth's shareholders in 1996." If the PIP related to ordinary business operations, why was shareowner approval required? Moreover, Counsel fails to note that proposals dealing with executive pay programs, stock options, restricted stock, etc. appear frequently in corporate proxy statements, including my 2004 Coca-Cola proposal.

Counsel asserts that my proposal is "impermissibly vague." Yet, Counsel fails to note that my proposal is based in large part on guidelines set forth in a CalPERS Investment Committee meeting held on June 17, 2003, specifically agenda item 7c, available on its website. AmSouth was informed of this fact in my letter to the SEC dated January 5, 2004. Does Counsel wish to assert that CalPERS, a prominent institutional shareowner and corporate governance advocate, promotes guidelines that are impermissibly vague and thus violate federal proxy rules?

Counsel asserts that my proposal has already "substantially been implemented." Yet, Counsel fails to note that in 2004, CalPERS voted its shares against an amendment to AmSouth's 1996 Long Term Incentive Compensation Plan citing this reason . . . "the plan does not contain a significant portion of performance based components." My 2005 proposal calls for performance based restricted stock awards.

Finally, Counsel fails to note that Institutional Shareholders Services, a prominent institutional shareholder advisor, endorsed my 2004 Coca-Cola proposal which is identical to my 2005 AmSouth proposal.

IV. The Supporting Statement Is False And Misleading

Counsel objects to my use of the word "free" to describe restricted stock awards. As CEO Ritter did not pay for the 45,000 restricted shares he received as a PIP participant, this award was, by common definition, "free."

Counsel objects to my use of the word "investment" to describe CEO Ritter's purchase of 45,000 common shares. Again, when one purchases shares of stock, by common definition, one has made an "investment."

Counsel assets that I imply that "AmSouth violated its own plan and improperly awarded restricted stock and options to CEO Ritter" during the PIP. Yet, Counsel ***does not deny*** the accuracy of my statement. If AmSouth wishes to explain its decision to award restricted stock and options to CEO Ritter during the PIP, it can explain its rationale in its proxy.

Counsel assets that my supporting statement regarding the Loan Loss Reserve "makes indirect and false assertions that

AmSouth has engaged in some type of improper (and illegal) manipulation of its accounting policies with the intent of awarding PIP payments to its executives." Yet, Counsel ***does not deny*** the accuracy of my calculations (with the exception of the treatment of federal and state taxes), which I have addressed above. Moreover, and most importantly, Counsel fails to note that at the 2003 meeting, my recollection is that I made the following statement regarding AmSouth's Loan Loss Reserve . . ."***A Loan Loss Reserve is legal. Let me repeat that. A Loan Loss Reserve is legal.***" I believe the 2003 meeting may have been recorded, and if so, AmSouth can provide a full transcript of my remarks for review by the SEC. Thus, Counsel's assertion that I imply illegal manipulation of AmSouth's Loan Loss Reserve, is not supported by the remarks I made to shareowners at the 2003 meeting.

Counsel asserts that my statement regarding Fed Chairman Greenspan "impugns the character, integrity and personal reputation of AmSouth and its officers." Yet, Counsel fails to note that a nearly identical statement regarding Chairman Greenspan was included in AmSouth's 2003 proxy and in Coca-Cola's 2004 proxy. I respectfully deny Counsel's assertion.

Relationship With AmSouth & The SEC

Counsel asserts that my supporting statement is false and misleading; that my proposal violates the federal proxy rules; that I have maligned AmSouth and its officers; that I have implied illegal accounting manipulation of the Loan Loss Reserve, etc. I respectfully submit that none of these assertions are true. Moreover, please recall that absent the SEC shareowner proposal process, AmSouth intended to terminate further correspondence with me regarding the PIP on August 17, 2001 as I have noted above.

Looking Ahead

A number of AmSouth shareowners have contacted me to express support. As a small shareowner without staff or resources, I have done my best to bring important issues before the shareowner community. I believe the public interest would be best served if the SEC directs AmSouth to include my proposal and supporting statement in its 2005 proxy.

As required by Rule 14a-8(j), six copies of this letter and its two attachments are enclosed. A copy of this letter and its attachments have also been forwarded to AmSouth General Counsel Miller.

Best wishes in all endeavors.

Yours for the SEC,



Elton W. Shepherd
720 Buff Drive N.E
Atlanta, Ga 30342
404-365-8876
404-219-1048(Cell)

cc

Kurt Miller - General Counsel
AmSouth Bancorporation
1900 Fifth Avenue North
Birmingham, Alabama 35203

AmSouth investors reject stock plan

04/18/03

SHERRI C. GOODMAN
News staff writer

AmSouth Bancorp. shareholders rejected a proposal Thursday to change the way Alabama's third largest banking company uses stock to compensate its chief executive and senior managers.

Atlanta shareholder Elton Shepherd, who advanced the proposal at AmSouth's annual meeting, has called CEO Dowd Ritter's compensation exorbitant. He made a similar proposal last year that also failed.

Shepherd, who owns about 250 shares, told fellow shareholders the company's restricted stock awards are "fundamentally unfair to common shareowners who must purchase shares in the open market."

His proposal called for an end to the company's restricted stock award program and the return of those shares. Restricted shares come with conditions, such as a predetermined holding period.

Shepherd said Ritter has received $30.2 million in compensation during the past five years and options on nearly 2.6 million shares.

"Let me put $30.2 million in perspective. That comes to $116,000 per week, substantially more than the average AmSouth employee earns in an entire year," he said.

Process defended:

Stephen Yoder, AmSouth's general counsel, defended the bank's compensation process and said the committee of independent directors that determines Ritter's pay is "objectively driven and entirely fair."

Two other shareholders spoke against Ritter's compensation level.

Charlotte resident John Moore called on AmSouth directors to replace Ritter and threatened to sell 9,800 of his 10,000 shares. He said he would hold onto 200 shares so he could be a "voice for change."

"I do not want to hold shares in an institution that takes out this much on the top and gives on average probably not more than 3 percent to front-line workers," he said.

Tuscaloosa's Ha Leonard, a retired AmSouth employee who holds about 200 shares, also said he felt Ritter was over-compensated. "The board of directors and compensation committee should listen to what is being said and take it to heart," he said.

Shepherd's proposal only garnered about 8 percent of shareholders' votes, according to preliminary results. Final results of the vote will not be made public until Aug. 14, when AmSouth files required documents with the Securities and Exchange Commission.

In 2002, Ritter earned $4.1 million, a 52 percent decrease from 2001, when his pay package reached $8.6 million. The 2002 compensation package included $983,000 in salary, $2.7 million in bonuses and $437,764 in other compensation. The 2001 compensation package included a $5.4 million restricted stock award that does not vest until retirement.

Ritter's contract with AmSouth specifies his salary will not fall below $900,000. However, more than 82 percent of Ritter's compensation was tied to performance goals, according to the proxy statement.

Shepherd said he intends to resubmit his proposal next year.

After the shareholders meeting, the company's board accepted the retirement of director Harold Chandler, who served as chairman of the compensation committee. Chandler was ousted from his position as CEO of Chattanooga-based UnumProvident Corp. last month amid an SEC inquiry related to the insurer's investment disclosures.

Yoder said board guidelines required Chandler to retire or resign because his professional position had changed since he joined the board.

AmSouth on Thursday also said its board approved the repurchase of up to 25 million shares of the company's stock. The shares may be repurchased in open-market or private transactions. The company has about 356 million shares outstanding.

The board also declared a regular quarterly dividend of 23 cents per share, payable July 1 to shareholders of record on June 17.

January 28, 2004

Office of Chief Counsel
Division of Corporation Finance
Securities & Exchange Commission
450 Fifth Street, N. W.
Washington, D. C. 20549

Reference: Shareowner Proposal of Elton W. Shepherd To AmSouth Bank Submitted November 7, 2003

Ladies and Gentlemen:

AmSouth has submitted a second letter dated January 21, 2004 regarding my proposal. My comments are as follows . . .

Kirkpatrick & Lockhart Tax Analysis (Paragraph J. - Page 7)

Counsel states that when a Loan Loss Reserve is increased, taxes are decreased and vice-versa. I concur.

In 1996, the Loan Loss Reserve was increased $25.1-million. As a result, 1996 net interest income was reduced and AmSouth paid $8.3-million less in taxes ($25.1-million reduction in net interest income times 33% tax rate = $8.3-million less tax).

In 1999, the Loan Loss Reserve was $21.3-million lower than 1996. Thus, when AmSouth calculated its 1997-1999 PIP earnings per share growth, 1999 net interest income was $21.3-million greater than 1996 and AmSouth paid $7.0-million more in taxes ($21.3-million increase in net interest income times 33% tax rate = $7.0-million more tax).

When the tax benefit of increasing the Loan Loss Reserve ($8.3-millon less tax) is combined with the tax liability of decreasing the Loan Loss Reserve ($7.0-million more tax), AmSouth actually experienced a ***net tax benefit*** of +$1.3-million during the PIP.

	1995	1996	1999
Loan Loss Reserve - 12/31	$40.1	$65.2	$43.9
Decrease In 1996 Net Interest Income	-	(25.1)	-
Tax Benefit @ 33% Tax Rate	-	+8.3	-
Increase In 1999 Net Interest Income Vs. 1996	-	-	21.3
Tax Liability @ 33% Tax Rate	-	-	(7.0)
Net Tax Benefit During The PIP	-	+1.3	-

AmSouth calculated its PIP earnings per share growth target by comparing 1999 results versus 1996. Counsel asserts that AmSouth experienced a tax liability in 1999, but fails to calculate the 1996 tax benefit, which was greater.

Please note that Counsel ***does not deny*** that a reduction in AmSouth's Loan Loss Reserve contributed to the PIP earnings per share growth target. The reduction in the Loan Loss Reserve in 1999 versus 1996 added $21.3-million, or 12-cents per share, to 1999 income. This 12-cents represented 18% of the PIP earnings per share growth target of 67-cents, which I believe was a significant, material contribution to the achievement of the PIP growth target.

Announcement Of Shareowner Vote Totals At The 2003 Meeting

Counsel acknowledges that my proposal received 13% of the actual votes cast by shareowners. Yet, AmSouth chose to report my vote total as 8% without making it clear to shareowners and the media that this figure was derived by including shares that had not been voted or abstained. As a result, the Birmingham News reported on April 18, 2003 that my proposal "only garnered about 8% of shareholders' votes." The correct figure was 13% and I believe the Birmingham News was mislead. I also believe AmSouth chose to report the lower 8% vote total in order to diminish my standing among shareowners.

To address this issue, I have spoken with representatives of ADP and the Bank of New York and asked that in the future the percentage of votes actually cast be reported to shareowners. In addition, I asked ADP for a copy of the 2003 vote report. ADP informed me that they would be happy to forward a copy to me, subject to approval by AmSouth. I asked ADP to contact AmSouth on my behalf. I have yet to receive a copy of the report.

With all due respect, I believe this is a perfect example of the difficulty I have had in dealing with AmSouth. Frankly, I believe it is unfair, as I do not have the resources available to a large corporation.

Coca-Cola & Warren Buffett

The proposal I have submitted to AmSouth is identical to the proposal I have submitted to Coca-Cola. Moreover, my Coca-Cola supporting statement includes a compensation table comparing the pay of Berkshire CEO Buffett to Coke CEO Daft; a reference to the Commission On Public Trust & Private Enterprise; and, the following quote attributed to Mr. Buffett . . . "there has been more misdirected compensation in corporate America in the last 5 years than in the previous 100."

Coca-Cola has informed me that they intend to include my complete proposal and supporting statement in their 2004 proxy. Mr. Buffett is a Coca-Cola Board member.

Surely, if my proposal was illegal, or if my supporting statement mischaracterized Mr. Buffett in any fashion, Coca-Cola would have asked the SEC to exclude my proposal from its proxy.

Kirkpatrick & Lockhart Allegations

Counsel's continued allegations regarding my motivation and integrity are untrue, unappreciated and unbecoming of the shareowner proposal process.

Looking Ahead

I am hopeful that the SEC will direct AmSouth to include my complete proposal and supporting statement in its 2004 proxy. The SEC shareowner proposal process is the only vehicle available to small shareowners who wish to bring important issues before the shareowner community.

Thanks for your past support and best wishes in all future endeavors.

Yours for the SEC,

Elton W. Shepherd
720 Buff Drive N. E.
Atlanta, Georgia 30342
404 - 365 - 8876

cc

Stephen A. Yoder
Executive Vice-President & General Counsel
AmSouth Bancorporation
1900 Fifth Avenue North
Birmingham, Alabama 35203

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 17, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: AmSouth Bancorporation
Incoming letter dated December 21, 2004

The proposal requests that a significant percentage of future awards of restricted stock be tied to specific performance metrics and, further, that performance targets and timeframes be clearly communicated to shareholders. In addition, the proposal requests that future awards of restricted stock not be prematurely released or substantially altered without shareholder approval.

There appears to be some basis for your view that AmSouth may exclude the proposal under rule 14a-8(i)(7), as relating to AmSouth's ordinary business operations (i.e., general compensation matters). Accordingly, we will not recommend enforcement action to the Commission if AmSouth omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which AmSouth relies.

Sincerely,



Heather L. Maples
Special Counsel